UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report and Accounts - 24 March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 24, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 24, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

24 March 2009

Barclays PLC

Annual Report and
 Accounts and Notice of
2009

Annual G
eneral Meeting
In compliance with Listing Rule 9.6.1
, Barclays PLC
has today submitted
to the UK Listing Authority
two copies of each of the documents listed below:
  Annual Report 200
  8
  Annual R
  e
  view 2008
  Notice of

  2009

  Annual General Meeting
  Proxy forms for
  the
  200
  9

  Annual General Meeting

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS

Copies of the Annual Report, Annual Review and Notice of
200
9

Annual General Meeting

are
available on
our

website,
www.barclays.com/investorrelations

As announced on 18 November 2008, at the 2009 Annual General Meeting all Directors will stand for re-election, with the exception of Sir Nigel Rudd and Professor Dame Sandra Dawson, who will both
retire at the conclusion of the 2009 AGM and are not offering themselves for re-election.

The
Joint
Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ende
d 31 December 200
8

will
be filed with the US Securities and Exchange Commission
later today

and
will be
available on
our
website,
www.barclays.com/investorrelations
.
Copies
 will also be lodged with the
UK Listing Authority's
Document Viewing Facility.

Barclays shareholders (including holders of Barclays American Depositary Receipts) can receive a printed copy of the complete audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2008 free of charge upon request in the following way
:

Ordinary shareholders
Tel: 0871 384 2055*

or +44 (0) 121 415 7004 (from overseas)

Email:
questions@share-registers.co.uk

* Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other telephone providers.

ADR holders
JPMorgan Chase Bank, N.A.

Tel: 1-800-990-1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email:
jpmorgan.adr@wellsfargo.com

A condensed set of financial statements, the Group Chief Executive's Review and the Group Finance Director's Review were included in the final results announcement issued on 9 February 2009. This announcement contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted from the Annual Report 2008 in full unedited text. Accordingly, page references in the text refer to page numbers in the Annual Report 2008.

Risk factors

The following information sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business conditions and general economy
The profitability of Barclays businesses could be adversely affected by the worsening of general economic conditions in the
United Kingdom
, globally or in certain individual markets such as the
United States
,
Spain
 or
South Africa
. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, foreign exchange risk, creditworthiness of counterparties, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the Group's customers' activity levels and financial position. For example:

- the current economic downturn or significantly higher interest rates or continued lack of credit availability to the Group's customers could adversely affect the credit quality of the Group's on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of the Group's customers and counterparties would be unable to meet their obligations;
- a market downturn or further worsening of the economy could cause the Group to incur further mark to market losses in its trading portfolios;
- a further decline in the value of
Sterling
 relative to other currencies could increase risk weighted assets and therefore the capital requirements of the Group;
- a further market downturn could reduce the fees the Group earns for managing assets. For example, a downturn in trading markets could affect the flows of assets under management; and
- a further market downturn would be likely to lead to a decline in the volume of transactions that the Group executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions and interest.

Current market volatility and recent market developments
The global financial system has been experiencing difficulties since August 2007 and financial markets have deteriorated dramatically since the bankruptcy filing of Lehman Brothers in September 2008. Despite measures taken by the
United Kingdom
 and
United States
 governments and the European Central Bank and other central banks to stabilise the financial markets, the volatility and disruption of the capital and credit markets have continued. Together with the significant declines in the property markets in the
United Kingdom
, the
United States
,
Spain
 and other countries, these events over the past two years have contributed to significant write-downs of asset values by financial institutions, including government-sponsored entities and major retail, commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be nationalised and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have substantially reduced and, in some cases, stopped their funding to borrowers, including other financial institutions.
While the capital and credit markets have been experiencing difficulties for some time, the volatility and disruption reached unprecedented levels in the final months of 2008 and economic activity started to contract in many of the economies in which the Group operates. These conditions have produced downward pressure on stock prices and credit capacity for certain issuers. The resulting lack of credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could continue to materially and adversely affect the Group's business, financial condition and results of operations.

Credit risk
Credit risk is the risk of suffering financial loss, should any of the Group's customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances. However, credit risk may also arise where the downgrading of an entity's credit rating causes the fair value of the Group's investment in that entity's financial instruments to fall.
In a recessionary environment, such as that ongoing in the
United Kingdom
, the
United States
 and other economies, credit risk increases. Credit risk may also be manifested as country risk where difficulties may arise in the country in which the exposure is domiciled, thus impeding or reducing the value of the assets, or where the counterparty may be the country itself.
Another form of credit risk is settlement risk, which is the possibility that the Group may pay a counterparty but fail to receive the corresponding settlement in return. The Group is exposed to many different industries and counterparties in the normal course of its business, but its exposure to counterparties in the financial services industry is particularly significant. This exposure can arise through trading, lending, deposit-taking, clearance and settlement and many other activities and relationships. These counterparties include brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of these relationships expose the Group to credit risk in the event of default of a counterparty and to systemic risk affecting its counterparties. Where the Group holds collateral against counterparty exposures, it may not be able to realise it or liquidate it at prices sufficient to cover the full exposures. Many of the hedging and other risk management strategies utilised by the Group also involve transactions with financial services counterparties. The failure of these counterparties to settle or the perceived weakness of these counterparties may impair the effectiveness of the Group's hedging and other risk management strategies.
The Group's credit risk governance structure, management and measurement methodologies, together with an analysis of exposures to credit risk is detailed in the 'Credit risk management' section on page 80 and the 'Credit Risk' note to the financial statements on page 264.

Barclays Capital credit market exposures
An analysis of Barclays Capital's credit market exposures is detailed on pages 106 to 118.

Market risk
Market risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. Market risk has increased due to the volatility of the current financial markets.
The main market risk arises from trading activities. Barclays is also exposed to market risk through non-traded interest rate risk and the pension fund.
The Group's market risk governance structure, management and measurement methodologies, together with an analysis of exposures to both traded and non-traded market risk is detailed in the 'Market risk management' section on page 119 and the 'Market Risk' note to the financial statements on page 278. Pension risk is analysed in note 30 on page 234.
The Group's future earnings could be affected by depressed asset valuations resulting from a deterioration in market conditions. Financial markets are sometimes subject to stress conditions where steep falls in asset values can occur, as demonstrated by recent events affecting asset backed CDOs and the
US
 sub-prime residential mortgage market and which may occur in other asset classes during an economic downturn. Severe market events are difficult to predict and, if they continue to occur, could result in the Group incurring additional losses.
In 2007 and in 2008, the Group recorded material net losses on certain credit market exposures, including ABS CDO Super Senior exposures. As market conditions change, the fair value of these exposures could fall further and result in additional losses or impairment charges, which could have a material adverse effect on the Group's earnings. Such losses or impairment charges could derive from: a decline in the value of exposures; a decline in the ability of counterparties, including monoline insurers, to meet their obligations as they fall due; or the ineffectiveness of hedging and other risk management strategies in circumstances of severe stress.

Liquidity risk
This is the risk that the Group is unable to meet its obligations when they fall due as a result of customer deposits being withdrawn, cash requirements from contractual commitments, or other cash outflows, such as debt maturities. Such outflows would deplete available cash resources for client lending, trading activities and investments. In extreme circumstances, lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. This risk is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters. The Group's liquidity risk management has several components:

- intra-day monitoring to maintain sufficient liquidity to meet all settlement obligations;
- mismatch limits to control expected cash flows from maturing assets and liabilities;
- monitoring of undrawn lending commitments, overdrafts and contingent liabilities; and
- diversification of liquidity sources by geography and provider.

During periods of market dislocation, such as those currently ongoing, the Group's ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.
In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group's ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.
The Group's liquidity risk management and measurement methodologies are detailed in the 'Liquidity Risk Management' section on page 125 and the 'Liquidity Risk' note to the financial statements on page 282.

Capital risk
Capital risk is the risk that the Group has insufficient capital resources to:

- meet minimum regulatory capital requirements in the
UK
 and in other jurisdictions such as the
United States
 and
South Africa
 where regulated activities are undertaken. The Group's authority to operate as a bank is dependent upon the maintenance of adequate capital resources;
- support its credit rating. A weaker credit rating would increase the Group's cost of funds;
- support its growth and strategic options.
During periods of market dislocation, increasing the Group's capital resources may prove more difficult or costly. Regulators have also recently increased the Group's capital targets and amended the way in which capital targets are calculated and may further do so in future. This would constrain the Group's planned activities and contribute to adverse impacts on the Group's earnings.
The Group's capital management objectives and processes are detailed in the 'Capital risk management' section on page 128.

Operational risk
Operational risk is the risk of direct or indirect losses resulting from human factors, external events, and inadequate or failed internal processes and systems. Operational risks are inherent in the Group's operations and are typical of any large enterprise. Major sources of operational risk include operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, human error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.
The Group's operational risk management and measurement methodologies are detailed in the 'Operational risk management' section on page 131.

Financial crime risk
Financial crime risk is a category of operational risk. It arises from the risk that the Group might fail to comply with financial crime legislation and industry laws on anti-money laundering or might suffer losses as a result of internal or external fraud, or might fail to ensure the security of personnel, physical premises and the Group's assets.
The Group's financial crime management and processes are detailed in the 'Financial crime risk management' section on page 134.

Regulatory compliance risk
Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial service industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate.
In addition, the Group's businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the
United Kingdom
, the European Union ('EU'), the
United States
,
South Africa
 and elsewhere. All these are subject to change, particularly in the current market environment where recent developments in the global markets have led to an increase in the involvement of various governmental and regulatory authorities in the financial sector and in the operations of financial institutions. In particular, governmental and regulatory authorities in the
United Kingdom
, the
United States
 and elsewhere are implementing measures to increase regulatory control in their respective banking sectors, including by imposing enhanced capital requirements or by imposing conditions on direct capital injections and funding. Any future regulatory changes may potentially restrict the Group's operations, mandate certain lending activity and impose other compliance costs. It is uncertain how the more rigorous regulatory climate will impact financial institutions, including the Group.

Areas where changes could have an impact include:

- the monetary, interest rate and other policies of central banks and regulatory authorities;
- general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;
- general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework and rules designed to promote financial stability and increase depositor protection;
- changes in competition and pricing environments;
- further developments in the financial reporting environment;
- differentiation amongst financial institutions by governments with respect to the extension of guarantees to customer deposits and the terms attaching to those guarantees; and
- implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes.
Two specific matters that directly impact the Group are the Banking Act 2009 and the Financial Services Compensation Scheme:

Banking Act 2009
On 21st February 2009, the Banking Act 2009 came into force which provides a permanent regime to allow the FSA, the UK Treasury and the Bank of England (the 'Tripartite Authorities') to resolve failing banks in the
UK
. The Banking Act aims to balance the need to protect depositors and prevent systemic failure with the potentially adverse consequences that using powers to deal with those events could have on private law rights, and, as a consequence, wider markets and investor confidence.
These powers, which apply regardless of any contractual restrictions, include (a) power to issue share transfer orders pursuant to which there may be transferred to a commercial purchaser or Bank of England entity, all or some of the securities issued by a bank. The share transfer order can extend to a wide range of 'securities' including shares and bonds issued by a UK Bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such and (b) the power to transfer all or some of the property, rights and liabilities of the UK bank to a purchaser or Bank of England entity. In certain circumstances encumbrances and trusts can be over-reached. Power also exists to over-ride any default provisions in transactions otherwise affected by these powers. Compensation may be payable in the context of both share transfer orders and property appropriation. In the case of share transfer orders any compensation will be paid to the person who held the security immediately before the transfer, who may not be the encumbrancer.
The Banking Act also vests power in the Bank of England to over-ride, vary or impose contractual obligations between a UK bank or its holding company and its former group undertakings (as defined in the Banking Act), for reasonable consideration, in order to enable any transferee or successor bank of the UK bank to operate effectively. There is also power for the Treasury to amend the law (save for a provision made by or under the Banking Act) by order for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (the 'FSCS') was created under the Financial Services and Markets Act 2000 and is the
UK
's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it. The FSCS is funded by levies on authorised
UK
 firms such as Barclays Bank PLC. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material impact on the Group's results of operations and financial condition.
Further details of specific matters that impact the Group are included in the 'Competition and regulatory matters' note to the financial statements on page 246.

Legal risk
The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

- the Group's business may not be conducted in accordance with applicable laws around the world;
- contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
- the intellectual property of the Group (such as its trade names) may not be adequately protected; and
- the Group may be liable for damages to third parties harmed by the conduct of its business.
The Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.
Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if the Group is successful. Although the Group has processes and controls to manage legal risks, failure to manage these risks could impact the Group adversely, both financially and by reputation.
Further details of the Group's legal proceedings are included in the 'Legal proceedings' note to the financial statements on page 245.

Insurance risk
Insurance risk is the risk that the Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.
Further details of the Group's insurance assets and liabilities, including a sensitivity analysis of insurance contract liabilities, are included in the 'Insurance assets and liabilities' note to the financial statements on page 226.

Business risk
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans are not delivered as anticipated, the Group's earnings could grow more slowly or decline. In addition, potential sources of business risk include revenue volatility due to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing and structural inefficiencies.

Competition
The global financial services markets in which the Group operates are highly competitive. Innovative competition for corporate, institutional and retail clients and customers comes both from incumbent players and a steady stream of new market entrants, as well as recent consolidation among banking institutions in the
United Kingdom
, the
United States
 and throughout
Europe
. The landscape is expected to remain highly competitive in all areas, which could adversely affect the Group's profitability if the Group fails to retain and attract clients and customers.

Tax risk
The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at an EU level. A number of double taxation agreements entered between two countries also impact on the taxation of the Group. Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.
The Group takes a responsible and transparent approach to the management and control of its tax affairs and related tax risk:

- tax risks are assessed as part of the Group's formal governance processes and are reviewed by the Executive Committee, Group Finance Director and the Board Risk Committee;
- the tax charge is also reviewed by the Board Audit Committee;
- the tax risks of proposed transactions or new areas of business are fully considered before proceeding;
- the Group takes appropriate advice from reputable professional firms;
- the Group employs high-quality tax professionals and provides ongoing technical training;
- the tax professionals understand and work closely with the different areas of the business;
- the Group uses effective, well-documented and controlled processes to ensure compliance with tax disclosure and filing obligations; and
- where disputes arise with tax authorities with regard to the interpretation and application of tax law, the Group is committed to addressing the matter promptly and resolving the matter with the tax authority in an open and constructive manner.

Note 43 Related party transactions and Directors' remuneration

(a) Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.
Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed directly in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 41.
Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies, principally within Barclays Global Investors, also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.
Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

For the year ended and as at 31st December 2008

	Associates	Joint ventures	Entities under common directorships	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m

Income statement:
Interest received	-	105	3	-	108
Interest paid	-	(73)	-	-	(73)
Fees received for services rendered (including investment management and custody and commissions)	-	15	-	5	20

Fees paid for services provided	(44)	(146)	-	-	(190)
Principal transactions	8	59	60	(25)	102

Assets:
Loans and advances to banks and customers	110	954	34	-	1,098
Derivative transactions	-	9	311	15	335
Other assets	67	276	-	3	346

Liabilities:
Deposits from banks	-	592	-	-	592
Customer accounts	-	167	74	10	251
Derivative transactions	-	-	111	41	152
Other liabilities	3	18	-	28	49

    For the year ended and as at 31st December 2007
a

	Associates	Joint ventures	Entities under common directorships	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m

Income statement:
Interest received	5	88	1	-	94
Interest paid	(1)	(58)	(1)	-	(60)
Fees received for services rendered (including investment management and custody and commissions)	1	34	-	26	61

Fees paid for services provided	(52)	(78)	-	-	(130)
Principal transactions	(27)	45	(16)	-	2

Assets:
Loans and advances to banks and customers	142	1,285	40	-	1,467
Derivative transactions	-	4	36	-	40
Other assets	213	106	-	14	333

Liabilities:
Deposits from banks	11	-	-	-	11
Customer accounts	-	61	33	12	106
Derivative transactions	-	10	50	-	60
Other liabilities	4	125	-	-	129

    For the year ended and as at 31st December 2006
a

	Associates	Joint ventures	Entities under common directorships	Pension funds unit trusts and investment funds	Total
	£m	£m	£m	£m	£m

Income statement:
Interest received	45	38	-	2	85
Interest paid	(31)	(57)	-	-	(88)
Fees received for services rendered (including investment management and custody and commissions)	14	7	-	28	49

Fees paid for services provided	(115)	(51)	-	(1)	(167)
Principal transactions	3	-	(2)	-	1

Assets:
Loans and advances to banks and customers	784	146	65	-	995
Derivative transactions	-	-	-	-	-
Other assets	19	3	-	17	39

Liabilities:
Deposits from banks	9	-	-	3	12
Customer accounts	19	18	5	34	76
Derivative transactions	-	-	2	-	2
Other liabilities	13	8	-	-	21

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2008, 2007 or 2006.
Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £318m (2007: £22m, 2006: £1,209m).
In 2008 Barclays paid £12m (2007: £18m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company is a Trustee.

a. The amounts reported in prior periods have been restated to reflect new related parties.

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes.

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units.
In the ordinary course of business, the Bank makes loans to companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.
There were no material related party transactions with companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.
The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2008 were as follows:

	Directors, other Key Management Personnel and connected persons

	2008	2007	2006
	£m	£m	£m

Loans outstanding at 1st January	7.4	7.8	7.4
Loans issued during the year	6.9	2.7	2.7
Loan repayments during the year	(5.5)	(3.2)	(2.3)

Loans outstanding at 31st December	8.8	7.3	7.8

Interest income earned	0.4	0.4	0.3

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2008, 2007 or 2006.

	2008	2007	2006
	£m	£m	£m

Deposits outstanding at 1st January	8.9	15.0	4.7
Deposits received during the year	235.7	114.4	105.2
Deposits repaid during the year	(221.9)	(115.0)	(94.8)

Deposits outstanding at 31st December	22.7	14.4	15.1

Interest expense on deposits	0.5	0.6	0.2

Of the loans outstanding above, £1.6m (2007: £nil, 2006: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £6.1m (2007: £2.8m, 2006: £0.1m) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year.
All loans are provided on normal commercial terms to Directors and other Key Management Personnel (and persons connected to them), with the exception of £692 of loans which are provided on an interest free basis.
The loans of £692 provided on an interest free basis relate to the granting of loans to one non-Director member of Barclays key management to purchase commuter rail tickets. The commuter rail ticket loans are still provided to all Barclays staff members upon request on the same terms.
All loans to Directors and other key management personnel (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel

    Directors, other Key Management
 Personnel
and connected persons

	2008	2007	2006
	£m	£m	£m

Salaries and other short-term benefits	10.7	23.7	34.2
Pension costs	0.9	1.1	0.8
Other long-term benefits	1.6	9.2	9.3
Termination benefits	-	-	1.4
Share-based payments	11.8	31.7	27.2
Employer social security charges on emoluments	2.7	7.8	10.0

	27.7	73.5	82.9

(b) Disclosure required by the Companies Act 1985
The following information is presented in accordance with the Companies Act 1985:
Directors' remuneration

	2008	2007
	£m	£m

Aggregate emoluments	6.0	29.2
Gains made on the exercise of share options	-	0.3
Amounts paid under long-term incentive schemes	7.4	-
Actual pension contributions to money purchase scheme (2008: one Director, £11,745 and 2007: one Director, £10,233)	-	-
Notional pension contributions to money purchase scheme (2008: no Directors and 2007: no Directors)	-	-

	13.4	29.5

As at 31st December 2008, two Directors were accruing retirement benefits under a defined benefit scheme (2007: three Directors).
One Director (Frits Seegers) agreed to waive his fees as non-executive Director of Absa Group Limited and Absa Bank Limited. The fees for 2008 were ZAR 0.4m (£0.03m). The fees for 2007 were ZAR 0.5m (£0.03m). In both 2007 and 2008 the fees were paid to Barclays.
Directors' and Officers' shareholdings and options
The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 20 persons) and Barclays Bank PLC (involving 21 persons) at 31st December 2008 amounted to 8,036,962 ordinary shares of 25p each (0.10% of the ordinary share capital outstanding) and 8,037,498 ordinary shares of 25p each (0.10% of the ordinary share capital outstanding), respectively.
Executive Directors and Officers of Barclays PLC as a group (involving 8 persons) held, at 31st December 2008, options to purchase 2,185,380 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 510p under Sharesave and at 397p under the Executive Share Option Scheme and ranging from 317p to 534p under the Incentive Share Option Plan, respectively.
Contracts with Directors (and their connected persons) and Managers
The aggregate amounts outstanding at 31st December 2008 under transactions, arrangements and agreements made by banking companies within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them, as defined in the Companies Act 2006, and for Managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Managers	Number of connected persons	Amount £m

Directors
Loans	1	1	6.1
Quasi-loans and credit card accounts	8	1	-
Managers
Loans	3	n/a	14.0
Quasi-loans and credit card accounts	7	n/a	-

(c)
US
 disclosures
For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2008: 24 persons, 2007: 22 persons, 2006: 24 persons) for the year ended 31st December 2008 amounted to £26.8m (2007: £64.6m, 2006: £72.1m). In addition, the aggregate amount set aside for the year ended 31st December 2008, to provide pension benefits for the Directors and Officers amounted to £0.9m (2007: £1.1m, 2006: £0.8m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2008: 25 persons, 2007: 23 persons, 2006: 25 persons) for the year ended 31st December 2008 amounted to £26.9m, ( 2007: £64.9m and 2006: £72.2m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2008, to provide pension benefits for the Directors and Officers amounted to £0.9m (2007: £1.1m, 2006: £0.8m).

The Directors confirm to the best of their knowledge that:
(a) The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and
(b) The management report includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board

Marcus Agius
Group Chairman
5th March 2009